VIA EDGAR

December 8, 2020

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Tara Harkins

Lynn Dicker

Re:	AbCellera Biologics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-250838

Requested Date: December 10, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AbCellera Biologics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Carolyn Ward at (617) 570-1376. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu, by facsimile to (617) 801-8979.

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If you have any questions regarding this request, please contact Carolyn Ward of Goodwin Procter LLP at (617) 570-1376.

Sincerely,

ABCELLERA BIOLOGICS, INC.

/s/ Carl L. G. Hansen, Ph.D.
Name:	Carl L. G. Hansen, Ph.D.
Title:	Chief Executive Officer

cc:	Carl L. G. Hansen, Ph.D., AbCellera Biologics Inc.

Andrew Booth, AbCellera Biologics Inc.

Tryn Stimart, AbCellera Biologics Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

[Signature Page to Acceleration Request]